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The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON REPORTS FIRST-QUARTER 2003 RESULTS

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, May 1, 2003 — The Thomson Corporation (TSX: TOC; NYSE: TOC) today reported results for the quarter ended March 31, 2003.

Financial results for the first quarter of 2003:

  •
  Total revenues were $1.7 billion, down 1% for the current quarter.

  •
  EBITDA (earnings before interest, tax, depreciation, amortization and restructuring charges) increased 18% to $265 million for the quarter due to improved operating efficiencies and lower stock appreciation rights costs.

  •
  EBITDA margin increased to 15.9% of revenues in the first quarter of 2003 from 13.3% in the first quarter of 2002.

  •
  Earnings attributable to common shares were $66 million, or $0.10 per common share, in the quarter, compared to a loss of $36 million, or $0.06 per common share, in the first quarter of 2002. These results included earnings benefits related to one-time gains associated with the sale of the Corporation's minority interest in Bell Globemedia Inc. of $55 million and the redemption of its Series V Cumulative Redeemable Preference Shares of $24 million.

  •
  After adjusting for one-time items, the Corporation reported a loss of $15 million, or $0.02 per common share, compared with a loss of $34 million, or $0.05 per common share, in the first quarter of 2002.

  •
  Free cash flow was $41 million compared to negative free cash flow of $4 million in the first quarter of 2002, largely reflecting lower capital expenditures and reduced levels of acquisition and disposal-related costs.

  •
  Beginning with the first quarter, Thomson began expensing stock options and restated prior periods to reflect this accounting change. This expense reduced earnings by $3 million, or $0.01 per share, in the first quarter of 2003, compared to a reduction of $2 million, or $0.01 per share, in the first quarter of 2002.

  – more –

        "Throughout the quarter, Thomson remained focused on strengthening customer relationships and gaining traction in our markets by continuing to develop value-added solutions that enhance our position as a leading global provider of integrated information solutions," stated Richard J. Harrington, president and chief executive officer of The Thomson Corporation. "As we have said before, due to the seasonal nature of major parts of our business, first-quarter results historically are not typical of full-year performance. Looking ahead, we will continue to focus on introducing new products and services and increasing operational efficiencies across Thomson to drive growth and value for customers and shareholders."

First-Quarter Business Highlights:

  •
  Legal & Regulatory revenues grew 2% to $677 million, and EBITDA grew 10% to $152 million. Revenue growth was primarily a result of increased global online sales, newly acquired businesses, and favorable currency translation effects. Revenue growth for the quarter was offset, in part, by continued weakness in the news and business information sector, continued reductions in print and CD sales, and lower global trademark search activity. Strong EBITDA growth resulted from higher revenues of online products, and improved operating efficiencies coming from the recent restructuring of the tax and accounting businesses.

  •
  Learning revenues declined 3% to $385 million, and EBITDA was comparable to the first quarter of 2002 with a loss of $12 million. Learning's first-quarter results are not indicative of its anticipated performance for the full year due to the seasonal nature of the academic business in which most of the revenues and profits are realized in the second half of the year. Moreover, Learning has a strong textbook list in place for this year and will offer approximately 20% more first edition and revised textbooks than in 2002. This is expected to result in a larger percentage of revenues being booked in the latter half of the year. In addition, lower demand for outplacement services also contributed to the year-to-year decline in revenues. First-quarter revenue declines were offset, in part, by strong performance in the online learning sector including increased sales by NETg.

  •
  Thomson Financial revenues declined 6% to $383 million, while EBITDA was comparable to the first quarter of 2002 at $94 million. Thomson Financial businesses, particularly in the banking and brokerage sector, continued to be affected by ongoing weakness in the global financial services industry. However, Thomson Financial made good progress in providing integrated workflow solutions to its global customers, despite the challenging market conditions. EBITDA margins continued to improve in the quarter reflecting positive results from efficiency initiatives.

  – more –

  •
  Scientific & Healthcare revenues grew 13% to $189 million, and EBITDA grew 15% to $38 million. Growth continued to be driven by benefits of newly acquired businesses, such as Current Drugs, Delphion Research and Wila Verlag, increased sales of continuing medical education services, and higher subscription revenues for the Web of Science and the Micromedex electronic product portfolio.

        Thomson Media revenues, which are reported within "Corporate and other," declined 5%, to $41 million, due to weakness in the global financial services industry and the related advertising market. EBITDA loss within "Corporate and other" was $8 million for the quarter, compared to a $30 million EBITDA loss for the first quarter of 2002. This reduction in loss was primarily a result of lower stock appreciation rights costs and a continued focus on cost reduction programs across Thomson Media operations.

        On March 17, 2003, the Corporation sold its 20% interest in Bell Globemedia Inc. to a company owned by the Thomson family. Kenneth R. Thomson controls The Woodbridge Company Limited, the majority shareholder of the Corporation. In connection with the sale, Thomson paid a special dividend, equal to the proceeds received, of $0.428 per share.

        On April 14, 2003, Thomson redeemed all of its outstanding Series V Cumulative Redeemable Preference Shares at a price of Cdn$25.50 per share. This resulted in an earnings benefit of $24 million in the first quarter due to a currency gain.

        On April 11, 2003, Thomson commenced a cash tender offer to acquire all of the outstanding common stock of Elite Information Group, Inc. (NASDAQ: ELTE), a leading provider of integrated practice and financial management applications for legal and professional services markets, at a price of $14 per share, or approximately $122 million. The transaction is expected to close in the second quarter of 2003.

2003 Financial Outlook Remains Unchanged

        The Corporation's long-term financial targets remain to achieve average annual revenue growth between 7% and 9%, expand EBITDA margins, and enhance free cash flow generation. As previously stated, because economic softness and market uncertainty have continued into 2003, the Corporation does not expect to achieve its long-term revenue growth target this year. However, the Corporation anticipates that its overall annual revenues will continue to grow despite softness in some areas. In addition, in 2003, EBITDA margins are expected to continue to expand and the Corporation will maintain its focus on generating free cash flow.

Dividend

        The directors of The Thomson Corporation today declared a quarterly dividend of $0.18 per common share, the same rate as the quarterly dividend paid on March 17, 2003. The dividend is payable on June 16, 2003 to holders of common shares of record on May 22, 2003.

– more –

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

* * * * * * *

        The Thomson Corporation will webcast a discussion of first-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. EBITDA, EBITDA margin, adjusted operating profit, free cash flow and adjusted loss from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net income or loss, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We define and reconcile our EBITDA, EBITDA margin, adjusted operating profit and adjusted loss from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the following tables. We believe EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We define EBITDA margin as EBITDA as a percentage of revenues. We use adjusted operating profit, which we define as operating profit before amortization and restructuring charges, because it reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We use free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares, as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We measure our earnings or loss attributable to common shares to adjust for non-recurring items, which we refer to, in this release, as adjusted loss from continuing operations, to assist in comparing them from one period to another.

This news release, in particular the section under the heading "2003 Financial Outlook Remains Unchanged," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF EARNINGS
(millions of US dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2003	2002
		(notes 1 and 2)
Revenues	1,669	1,680
Cost of sales, selling, marketing, general and administrative expenses	(1,404)	(1,456)
Depreciation	(135)	(119)
Amortization	(73)	(66)
Restructuring charges	—	(6)

Operating profit	57	33
Net gains on disposals of businesses and investments	56	3
Net interest expense and other financing costs	(65)	(72)
Income taxes	3	9
Equity in losses of associates	(4)	(6)

Net earnings (loss)	47	(33)
Dividends declared on preference shares	(5)	(3)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	24	—

Earnings (loss) attributable to common shares	66	(36)

Basic and fully diluted earnings (loss) per common share	$0.10	$(0.06)

Supplemental earnings information:
Earnings attributable to common shares, as above	66	(36)
Adjustments:
One time items:
Net gains on disposals of businesses and investments	(56)	(3)
Restructuring charges	—	6
Tax on above items	(1)	(1)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	(24)	—

Adjusted loss from continuing operations	(15)	(34)

Adjusted basic and fully diluted loss per common share	$(0.02)	$(0.05)

Notes to consolidated statement of earnings

(1)
Where necessary, certain amounts for the first quarter of 2002 have been reclassified to conform to the current year's presentation. Specifically, for the three months ended March 31, 2002, revenues and expenses were each increased by $18 million in order to present on a gross basis certain stock exchange fees charged to customers, which had been previously netted. This reclassification had no impact on operating profit, net earnings (loss), or earnings (loss) per common share.

(2)
Effective January 1, 2003, Thomson began expensing stock options, with restatement of prior periods. As a result of the restatement, the net loss for the three months ended March 31, 2002 increased by $2 million or $0.01 per common share compared to previously reported amounts.

CONSOLIDATED BALANCE SHEET
(millions of US dollars)

	March 31, 2003	December 31, 2002
	(unaudited)
Assets
Cash and cash equivalents	550	709
Accounts receivable, net of allowances	1,219	1,534
Inventories	315	287
Prepaid expenses and other current assets	235	274
Deferred income taxes	215	215

Current assets	2,534	3,019

Property and equipment, net	1,505	1,548
Identifiable intangible assets, net	4,649	4,713
Goodwill	8,122	8,076
Other non-current assets	1,039	1,186

Total assets	17,849	18,542

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	219	316
Accounts payable and accruals	1,217	1,641
Deferred revenue	988	927
Series V Cumulative Redeemable Preference Shares	308	—
Current portion of long-term debt	328	318

Current liabilities	3,060	3,202

Long-term debt	3,607	3,487
Other non-current liabilities	1,037	1,131
Deferred income taxes	1,746	1,756

Total liabilities	9,450	9,576

Shareholders' equity
Share capital	2,580	2,834
Cumulative translation adjustment	(23)	(64)
Retained earnings	5,842	6,196

Total shareholders' equity	8,399	8,966

Total liabilities and shareholders' equity	17,849	18,542

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of US dollars)
(unaudited)

	Three Months Ended March 31
	2003	2002
Cash provided by (used in):
Operating activities
Net earnings (loss)	47	(33)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	12	12
Depreciation	135	119
Amortization	73	66
Net gains on disposals of businesses and investments	(56)	(3)
Deferred income taxes	(10)	(22)
Equity in net losses of associates, net of tax	4	6
Other, net	16	25
Changes in working capital and other items	(56)	(1)

Net cash provided by operating activities	165	169
Investing activities
Acquisitions of businesses and investments	(28)	(11)
Proceeds from disposals of businesses and investments	283	—
Additions to property and equipment	(87)	(111)
Other investing activities	(31)	(56)

Net cash provided by (used in) investing activities	137	(178)
Financing activities
Proceeds from debt	—	400
Repayments of short-term loan facilities	(108)	(268)
Dividends paid on preference shares	(6)	(6)
Dividends paid on common shares	(348)	(70)
Other financing activities, net	1	—

Net cash (used in) provided by financing activities	(461)	56

	(159)	47
Translation adjustments	—	(2)

(Decrease) increase in cash and cash equivalents	(159)	45
Cash and cash equivalents at beginning of period	709	532

Cash and cash equivalents at end of period	550	577

Supplemental cash flow information and reconciliation of free cash flow:
Net cash provided by operating activities, as above	165	169
Additions to property and equipment, as above	(87)	(111)
Other investing activities, net, as above	(31)	(56)
Dividends paid on preference shares, as above	(6)	(6)

Free cash flow	41	(4)

BUSINESS SEGMENT INFORMATION *
(millions of US dollars)
(unaudited)

	Three Months Ended March 31
	2003	2002	Change
Revenues:
Legal & Regulatory	677	665	2%
Learning	385	397	-3%
Financial	383	406	-6%
Scientific & Healthcare	189	168	13%
Corporate and other(1)	41	43	-5%
Intercompany eliminations	(9)	(9)

Total ongoing businesses	1,666	1,670	—
Disposals(2)	3	10

Total revenues	1,669	1,680	-1%

EBITDA:(3)
Legal & Regulatory	152	138	10%
Learning	(12)	(12)	—
Financial	94	94	—
Scientific & Healthcare	38	33	15%
Corporate and other(1)	(8)	(30)

Total ongoing businesses	264	223	18%
Disposals(2)	1	1

Total EBITDA	265	224	18%

Adjusted operating profit:(3)
Legal & Regulatory	109	99	10%
Learning	(46)	(41)	-12%
Financial	50	55	-9%
Scientific & Healthcare	31	26	19%
Corporate and other(1)	(14)	(35)

Total ongoing businesses	130	104	25%
Disposals(2)	—	1

Total adjusted operating profit	130	105	24%

* Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
Please see the table on the next page entitled, "Reconciliation of operating profit to adjusted operating profit and EBITDA and operating profit as a percentage of revenues to EBITDA margin."

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT AND EBITDA
(millions of US dollars)
(unaudited)

	For the Three Months Ended March 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Operating profit	85	(69)	34	24	(17)	57	—	57
Add back:
Amortization	24	23	16	7	3	73	—	73

Adjusted operating profit	109	(46)	50	31	(14)	130	—	130
Add back:
Depreciation	43	34	44	7	6	134	1	135

EBITDA	152	(12)	94	38	(8)	264	1	265

	For the Three Months Ended March 31, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Operating profit	74	(64)	40	21	(39)	32	1	33
Add back:
Restructuring charges	4	—	—	—	2	6	—	6
Amortization	21	23	15	5	2	66	—	66

Adjusted operating profit	99	(41)	55	26	(35)	104	1	105
Add back:
Depreciation	39	29	39	7	5	119	—	119

EBITDA	138	(12)	94	33	(30)	223	1	224

RECONCILIATION OF OPERATING PROFIT MARGIN TO ADJUSTED OPERATING PROFIT MARGIN
AND EBITDA MARGIN
(as a percentage of revenue)
(unaudited)

	For the Three Months Ended March 31, 2003
	Legal & Regulatory	Learning		Financial	Scientific & Healthcare	Corporate and Other		Ongoing	Disposals	Total
Operating profit	12.6%	(17.9%	)	8.9%	12.7%	(41.5%	)	3.4%	—	3.4%
Add back:
Amortization	3.5%	6.0%		4.2%	3.7%	7.4%		4.4%	—	4.4%

Adjusted operating profit	16.1%	(11.9%	)	13.1%	16.4%	(34.1%	)	7.8%	—	7.8%
Add back:
Depreciation	6.4%	8.8%		11.4%	3.7%	14.6%		8.0%	33.3%	8.1%

EBITDA	22.5%	(3.1%	)	24.5%	20.1%	(19.5%	)	15.8%	33.3%	15.9%

	For the Three Months Ended March 31, 2002
	Legal & Regulatory	Learning		Financial	Scientific & Healthcare	Corporate and Other		Ongoing	Disposals	Total
Operating profit	11.1%	(16.1%	)	9.8%	12.5%	(90.7%	)	1.9%	10.0%	2.0%
Add back:
Restructuring charges	0.6%	—		—	—	4.6%		0.4%	—	0.4%
Amortization	3.2%	5.8%		3.7%	3.0%	4.7%		3.9%	—	3.9%

Adjusted operating profit	14.9%	(10.3%	)	13.5%	15.5%	(81.4%	)	6.2%	10.0%	6.3%
Add back:
Depreciation	5.9%	7.3%		9.7%	4.1%	11.6%		7.2%	—	7.0%

EBITDA	20.8%	(3.0%	)	23.2%	19.6%	(69.8%	)	13.4%	10.0%	13.3%

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CONSOLIDATED STATEMENT OF EARNINGS (millions of US dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of US dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of US dollars) (unaudited)
BUSINESS SEGMENT INFORMATION * (millions of US dollars) (unaudited)
RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT AND EBITDA (millions of US dollars) (unaudited)
RECONCILIATION OF OPERATING PROFIT MARGIN TO ADJUSTED OPERATING PROFIT MARGIN AND EBITDA MARGIN (as a percentage of revenue) (unaudited)